Exhibit 4.21

Equity Transfer Agreement of

Shanghai Qingke Investment Consulting Co., Ltd.

This Agreement is made and entered into on this 26th day of October, 2021 in Shanghai by and between:

Transferor: Qingke (China) Limited (hereinafter referred to as "Party A"), Company Registration No.: 2116935, Address: Room D, 10/F, Tower A, Billion Centre, 1 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong; and

Transferee: WANGXIANCAI LIMITED (hereinafter referred to as "Party B"), Company Registration No.: 3048118, Address: FLAT 1506,15/F LUCKY CTR NO 165-171 WAN CHAI RD WAN CHAI HK

The registered capital of Shanghai Qingke Investment Consulting Co., Ltd. (hereinafter referred to as the "Subject Company") is USD40 million, of which USD40 million was contributed by Party A, accounting for 100% thereof. In accordance with the relevant laws and regulations, both Parties to this Agreement have reached the following terms through amicable consultation:

Article 1 (Subject Matter of the Equity Transfer and Transfer Price)

1. Party A shall transfer 100% of the equity of the Subject Company held by it (i.e. the capital contribution of USD40 million subscribed by it) to Party B at a price of USD1 (SAY USD ONE ONLY). Thereafter, the unpaid capital contribution to the Subject Company (if any) shall be paid up by Party B.

2. As at the date of this Agreement, Party B shall be entitled to the interests under 100% of the equity of the Subject Company (i.e. the capital contribution of USD40 million subscribed by it) and assume the related shareholder's obligations, and other rights attached to the equity shall be transferred together with the transfer of the equity.

Article 2 (Undertakings and Warranties)

Party A warrants that the equity transferred to Party B under Article 1 hereof is legally owned by Party A and Party A has the full and effective right to dispose thereof. Party A warrants that the equity transferred by it is not subject to any pledge or other security right and is free from recourse by any third party.

Article 3 (Liability for Breach of Contract)

In case of any breach of contract, the breaching Party shall assume all the responsibilities.

Article 4 (Method of Dispute Resolution)

This Agreement shall be governed by and construed in accordance with the relevant laws of the People's Republic of China.

Any dispute arising out of or in connection with this Agreement shall be resolved by both Parties through friendly consultation. If the consultation fails, either Party may directly bring a suit in a people's court.

Article 5 (Miscellaneous)

1. This Agreement is made in three originals, one for each Party, and one for the Subject Company for completing the relevant formalities.

2. This Agreement shall come into effect upon being signed by both Parties.

(The remainder of this page intentionally left blank, and the next page is the signature page)

(This page is the signature page of the Equity Transfer Agreement of Shanghai Qingke Investment Consulting Co., Ltd.)

Party A: Qingke (China) Limited

Representative (Signature): /s/ Chengcai Qu

Party B: WANGXIANCAI LIMITED

Representative (Signature): /s/ Xiancai Wang

Date: October 26, 2021